UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

CHANGES TO THE BOARD OF DIRECTORS
SIGNATURES
INDEX TO EXHIBIT
EXHIBIT 99.1

CHANGES TO THE BOARD OF DIRECTORS

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning changes to its Board of Directors (“Board”). The information contained in this Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

Infosys announced that in a meeting held earlier today, the Company’s Board unanimously approved the appointment of Mr. R. Seshasayee as Non-Executive Chairman of the Board with immediate effect.

Mr. K V Kamath is stepping down from his position as Chairman of the Board and as an Independent Director of the Company, consequent to his nomination as President of the BRICS New Development Bank.

Mr. Seshasayee has been an Independent Director on the Company’s Board since January 2011 and is the chairperson of the Audit Committee. Mr. Seshasayee’s other board positions include Non-Executive Vice Chairman of Ashok Leyland Ltd. and Chairman of IndusInd Bank Ltd.

A press release issued by the Company in this regard is attached herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Dr. Vishal Sikka

Date: June 5, 2015	Dr. Vishal Sikka Chief Executive Officer

INDEX TO EXHIBIT

Exhibit No.	Description of Document
99.1	Press release issued by Infosys Limited, dated June 5, 2015